

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

Jay R. Bloom
Chief Executive Officer
GX Acquisition Corp.
1325 Avenue of the Americas, 25th Floor
New York, NY 10019

>   **Re: GX Acquisition Corp.**
>   **Amendment No. 1 to**
>   **Registration Statement on Form S-4**
>   **Filed March 29, 2021**
>   **File No. 333-252402**

Dear Mr. Bloom:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-4

Background of the Business Combination, page 109

1.   We note the revised disclosure in response to comment 2 and reissue the comment. Revise to disclose the comparable companies analyses and any other valuations the board conducted in reaching its fairness determination. Revise to further explain what the Board reviewed with respect to "Celularity's financial plan," referenced in the first paragraph on page 119.

The Business Combination
Conditions to Closing; Termination, page 137

2.   We reissue comment 4. We note the revisions here and to the risk factor on page 79; however, our comment sought for disclosure of the waivable conditions in the risk factor and, in this section, clarification of which conditions are waivable. The introductions to the lists here do not indicate whether the mutual conditions or those that are the obligations of the respective parties are waivable. Further, it is not clear from the added disclosure on page 139 that you have listed every non-waivable condition. If you have, please state so clearly and prominently, as shareholders should be aware that all of the other conditions can be waived.

Celularity's Team and Corporate History
Cekgene Corporation
Contingent Value Rights, page 168

3.   We note the revised disclosure in this section in response to comment 17 regarding the CVRs. Further revise this section to clarify which of the programs in your pipeline table, and which of any other "certain programs" not in the table, would be subject to milestone payments under the CVR agreement, as it is unclear whether any of these are "derivatives, parts, subparts or progeny of any of those products or any product based or derived (in whole or in part) on certain related development programs as they existed as of the closing of the Anthrogenesis transaction."

Product Candidate Pipeline and Development Strategy, page 173

4.   We note the revised disclosure in response to comment 8. Revise the pipeline to disclose that the CyCART-19 product candidate is developed from technology licensed from Sorrento.

5.   We reissue comment 9. Several of the graphics remain too small to be read or understood. We note in particular the bioluminescense imaging graphic on page 175 is too small to discern the change in imaging. Also enlarge the fonts in the graphics on page 176, 177, the top of 178, 179, the fonts and images on page 180, and the labels on the graph axes on page 183.

Celularity's Executive Compensation
Equity-Based Incentive Awards, page 203

6.   We note that all options under the 2017 equity incentive plan are granted with an exercise price that is no less than the fair market value of Celularity's common stock on the date of grant. In March 2021, and prior to March 29, 2021, the date you filed your this amended registration statement, the Celularity Board granted Dr. Hariri and Mr. Beers options at an exercise price of $7.84 per share. That same month the board granted 350,000 options to each of the non-employee directors with an exercise price of $2.94 per share. Revise to

disclose the date or dates each of these options were granted, how the Celularity Board determined its common stock was valued at no more than $2.94 per share, and why there were such disparate exercise prices. If the options were granted on multiple dates, disclose the different dates, and if there were multiple valuations for the Celularity common stock, disclose each, the basis for each, and why they differed. Tell us whether and how this valuation may impact the GX board's determination that the business combination satisfies the 80% test and what consideration the GX board gave to this valuation. Specifically revise the Q&A on page 8 to include these options in the calculation, to the extent they are not already included, and to specify in (iv) that the calculation includes them. Revise to disclose these options, including their dates of grant, in a risk factor addressing potential future dilution. Address the options in the tables on page 124, or tell us why this is not required.

GX Financial Statements, page F-49
Note 10. Subsequent Events, page F-65

7. The disclosure in the last paragraph on page F-67 discloses that there were two demands while the similar disclosure on page 243 discloses that there were four demands. Please reconcile and revise the disclosure as necessary.

Exhibits

8. We note the legend affixed to Exhibits 10.22, 10.24, 10.26 and 10.27, that "Certain portions of this exhibit are omitted because they are not material and are the type that the registrant treats as private or confidential." This legend is inappropriate and should be revised or deleted. To the extent you wish to submit redacted exhibits pursuant to Section 601(b)(10)(iv) of Regulation S-K, revise to comply with the requirements of that provision, including the prominent legend required on the first page of each such exhibit. To the extent you wish to seek confidential treatment of redacted portions of these documents, refer to CF Disclosure Guidance: Topic No. 7, Confidential Treatment Applications Submitted Pursuant to Rules 406 and 24b-2, as amended March 9, 2021.

You may contact Jenn Do at (202) 551-3743 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Christopher Edwards at (202) 551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: C. Michael Chitwood, Esq.